U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                     -------------------------
                                                             SEC File
                                                              Number
                                                              1-12358
                                                     -------------------------

         (Check One): [ ] Form 10-K  [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
                      [ ] Form N-SAR

               For Period Ended:         March 31, 2003
                                ---------------------------------------------

          [   ] Transition Report on Form 10-K
               [   ] Transition Report on Form 20-F
               [   ] Transition Report on Form 11-K
               [   ] Transition Report on Form 10-Q
               [   ] Transition Report on Form N-SAR

               For the Transition Period Ended:
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          Read Attached Instruction Sheet Before Preparing Form.
          Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:     Colonial Properties Trust
                          ----------------------------------------------------

Former Name if Applicable:
                          ----------------------------------------------------

Address of Principal Executive Office (Street and Number):

                                            2101 6th Avenue North, Suite 750
City, State and Zip Code:                   Birmingham, AL  35202-1647
                         -----------------------------------------------------

                                     PART II
                             RULES 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)


       Due to the Company's recent activities that required substantial resources and expenses, including the issuance of a new class of preferred shares, the redemption of a class of outstanding preferred shares and issuance of debt securities by its operating partnership, the Form 10-Q could not be filed in a timely manner without unreasonable effort or expense. The Company requires additional time to finalize and file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         John P. Rigrish                   (205)               250-8700
---------------------------------      -------------      --------------------
             (Name)                     (Area Code)        (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).


 [X] Yes  [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


 [  ] Yes  [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                            Colonial Properties Trust
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date: May 16, 2003                    By:  /s/ John P. Rigrish
                                             -------------------
                                               John P. Rigrish
                                               Executive Vice President and
                                               Chief Administrative Officer